LAZARD GLOBAL MID CAP FUND, INC.
c/o Lazard Asset Management LLC
30 Rockefeller Plaza
New York, New York 10112

August 31, 2007

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Lazard Global Mid Cap Fund, Inc. Registration Statement on Form N-2 (File Nos. 333-121222 and 811-21683)

Ladies and Gentlemen:

Lazard Global Mid Cap Fund, Inc., a Maryland corporation (the “Fund”), respectfully requests that the Fund’s Registration Statement on Form N-2 (File Nos. 333-121222 and 811-21683) filed on December 14, 2004 (the “Registration Statement”) be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Fund filed the Registration Statement for purposes of registering 100,000 shares of its common stock. The Fund is seeking to withdraw the Registration Statement because the Fund is not seeking to commence investment operations or offer its shares at this time. No shares have been issued or sold under the Registration Statement. The Fund’s sponsor, Lazard Asset Management LLC, believes that the approval of the Securities and Exchange Commission (the “Commission”) of this application would be consistent with the public interest and the protection of investors.

The Fund respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Fund further requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) under the Securities Act.

Please direct any questions regarding this matter to Nicole M. Runyan or Janna Manes of Stroock & Stroock & Lavan LLP, counsel to the Fund, at 212.806.6443 or 212.806.6141, respectively.

Sincerely,

/s/ Charles Carroll
Charles Carroll
President and Director